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                          January 23, 2023

       Gene S. Cartwright
       Chief Executive Officer
       Guided Therapeutics, Inc.
       5835 Peachtree Corners East, Suite B
       Norcross, Georgia 30092

                                                        Re: Guided
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 13,
2023
                                                            File No. 333-269229

       Dear Gene S. Cartwright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Justin Grossman